F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Inc. to Pursue Strategic Alternatives, Revises 2003 Guidance

Burnaby, BC - July 14, 2003 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and packet-voice processing, today announced that it has retained the services of CIBC World Markets to assist the company in pursuing strategic alternatives. The company has also revised its guidance for 2003.

Mr. Pascal Spothelfer, Spectrum's President and Chief Executive Officer, stated, "Over the last three years Spectrum has built two distinct businesses, which today offer best-of-class technologies and products for their respective markets. While the status quo remains an alternative, Spectrum's available resources limit the company's ability to fully exploit its leadership position in both its target markets. We have reached the point where growing these two pure play businesses via operating cash flows and periodic small-scale financings may not be the best strategy for Spectrum and its shareholders. Accordingly, Spectrum's Board of Directors has accepted management's recommendation to pursue strategic alternatives with the ultimate goal of maximizing shareholder value."

Strategic Context

Spectrum's business is structured into two distinct product lines targeted at defense wireless applications and commercial packet-voice applications:

  The Wireless Systems Group's defense-oriented product line is garnering strong market traction and customer validation with increasing sales into development and prototyping programs. flexComm software defined radio products, including SDR-3000 and HCDR, provide the only Commercial Off-The-Shelf (COTS) framework currently available that supports the US Department of Defense Joint Tactical Radio System (JTRS) requirements. The early success of Spectrum's flexComm technology has created more opportunities for long-term programs than the Wireless Systems Group can pursue with its currently available resources.

  Network Solutions Group's aXsTM product line has moved into volume production in Q2 with its lead customer, UTStarcom. The group also has a strategic alliance with Broadcom Corporation, which provides Spectrum with leading edge current and next generation chip technology as well as a strong sales and marketing relationship. Network Solutions is engaged in multiple opportunities in Asia and in the re-emerging North American and European markets. Once again, realization of these opportunities will be sub-optimal unless additional resources are made available.

"We are very excited about the prospects for both the Wireless Systems Group and the Network Solutions Group over the next few years," added Mr. Spothelfer. "It is prudent and in the best interests of our shareholders, customers and employees to consider alternatives that will allow both of the groups to reach their full potential."

CIBC World Markets has been engaged to lead the initiative on Spectrum's behalf and advise the Board and management.

Q2 Preliminary Results and Revised 2003 Guidance

Spectrum also pre-released preliminary results for the second quarter of 2003 (all figures in US$). Revenues are expected to range between $4.0 million and $4.2 million, and gross margins are expected to range between 41% and 43% generating an expected loss between $2.4 million and $2.6 million for the quarter. At June 30, 2003, Spectrum closed the quarter with a cash position of approximately $2.6 million. For the second half of 2003, the company expects revenues to range between $13 million and $17 million, yielding projected annual revenues between $23 million and $27 million. Gross margins are expected to range from 52% to 55% with Spectrum expecting to generate a net loss on the year.

"Second quarter sales of our aXs packet-voice products reached a record at almost $2 million, an increase of 400% over the prior quarter. However, defense related sales in the quarter have come in much lower than anticipated due to order delays and low legacy product revenues for the quarter. Despite the weak quarter, the company has sufficient funds available to meet its operating requirements for the foreseeable future," stated Mr. Brent Flichel, Spectrum's Chief Financial Officer. "While we expect a revenue recovery in the second half of the year, we do not anticipate making up for the entire shortfall of the second quarter. Therefore we have revised our guidance for the year."

Spectrum will announce its financial results for the second quarter on July 21, 2003.

Strategic Alternatives Conference Call

Spectrum will discuss its intention to pursue strategic alternatives, its preliminary second quarter results and its revised guidance at a conference call to be held on Tuesday, July 15, 2003.

To access the conference call:

  Date: Tuesday, July 15, 2003
  Time: 5:00 am Pacific / 8:00 am Eastern
  Dial-in number: 1.800.273.9672. A replay of the call will be available from July 15 to July 22 and can be accessed by dialing 1.416.695.5800 followed by the access code 1453216.
  Web cast: The live audio web cast can be accessed on Spectrum's web site at www.spectrumsignal.com. The replay will be available on Spectrum's web site until August 15.

Forward-Looking Safe Harbor Statement

The statements by Pascal Spothelfer and Brent Flichel, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new packet-voice and government and commercial wireless business. Readers are referred to Spectrum's assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its flexComm and aXsTM product lines is available at www.spectrumsignal.com.

TM aXs is a trademark of Spectrum Signal Processing Inc.

Spectrum Contacts:

Pascal Spothelfer President & CEO Phone: 604-421-5422 Email: pascal_spothelfer@spectrumsignal.com

Brent Flichel Chief Financial Officer Phone: 604-421-5422 Email: brent_flichel@spectrumsignal.com